Exhibit A

Husky Energy Announces 2013 Fourth Quarter Dividend

Calgary, Alberta (February 12, 2014) – The Board of Directors of Husky Energy has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ended December 31, 2013.

The dividend will be payable on April 1, 2014 to shareholders of record at the close of business on March 13, 2014. Effective this quarter, the Board has discontinued the payment of dividends through the issuance of common shares.

A regular quarterly dividend payment on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period January 1, 2014 to March 31, 2014. The dividend of $0.27813 per Series 1 Preferred Share will be payable on March 31, 2014 to holders of record at the close of business on March 13, 2014.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries:	Media Inquiries:

Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602